FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated July 28, 2006 (“RIM Chairman and CO-CEO to Present at RBC Capital Markets' North American Technology Conference")

News Release dated August 2, 2006 (“Vodafone and RIM Introduce Two New BlackBerry Handsets")

News Release dated August 3, 2006 (“KPN and RIM Launch BlackBerry 7130g in the Netherlands")

Page No 1 3 3

Document 1

July 28, 2006

FOR IMMEDIATE RELEASE

RIM Chairman And CO-CEO to Present at RBC Capital Markets’ North American Technology Conference

Waterloo, ON – Jim Balsillie, Chairman and Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present via live videoconference at the RBC North American Technology Conference on Wednesday, August 9, 2006 in San Francisco, California. The presentation, which is scheduled to begin at approximately 12:35 p.m. Pacific Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Document 2

August 2, 2006

FOR IMMEDIATE RELEASE

Vodafone and RIM Introduce Two New BlackBerry Handsets

BlackBerry 8707v and BlackBerry 7130v help Australians take the inbox and business applications out of the office

Sydney, Australia and Waterloo, ON – Vodafone Australia and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have launched two new BlackBerry® handsets – the BlackBerry 8707v™ and the BlackBerry 7130v™.

The BlackBerry 8707v and BlackBerry 7130v support push email, phone, text messaging, Internet, organizer and corporate data applications. Both handsets feature a high-resolution LCD screen that supports more than, 65,000 colors and incorporates intelligent light sensing technology that automatically adjusts the screen and keyboard lighting to provide an optimized view indoors, outdoors and in dark environments.

Featuring a full 35-key backlit QWERTY keyboard, the BlackBerry 8707v is the first UMTS-enabled BlackBerry handset that can take advantage of Vodafone’s mobile broadband network and supports roaming internationally((1)). The handset also supports 850/900/1800/1900 MHz GSM/GPRS (quad band) networks. In addition, the BlackBerry 8707v allows customers to surf the Internet, send and receive emails or use other mobile applications while simultaneously speaking on the phone. The BlackBerry 8707v can also be used as a tethered modem to enable users to access the Internet from their laptop computers. “Mobile access to email and business information is becoming a prerequisite for competing and winning business and making the most of every opportunity,” said Edward Goff, General Manager Business Markets at Vodafone Australia.

“The launch of the two new BlackBerry handsets reinforces Vodafone’s over-arching vision of delivering true mobility to Australian businesses and their employees,” said Goff. “Both the BlackBerry 8707v and BlackBerry 7130v give users greater control and flexibility over the way they communicate and do business.”

Edward Goff continues: “The BlackBerry 8707v also offers customers the ability to keep laptops connected to Vodafone’s mobile broadband network, which is now available in most Australian capital cities((2)). The dashboard software, which supports the mobile broadband modem capability, is scheduled for launch around September”.

“The BlackBerry 8707v and BlackBerry 7130v are ideal for customers looking for superior messaging and browsing capabilities as well as premium phone features in a single handset,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “We are very pleased to be working with Vodafone to bring these innovative handsets to customers in Australia.”

The BlackBerry 7130v incorporates RIM’s SureType™ keyboard technology, which merges a phone keypad with QWERTY keyboard to allow a narrower design and enable users to quickly and accurately type messages and dial phone numbers.

Both the BlackBerry 8707v and the BlackBerry 7130v are supported by all BlackBerry software and services including the new BlackBerry Enterprise Server™ Express, which allows users to benefit from the same enterprise-level security, reliability, features and functionality of BlackBerry Enterprise Server v4.1 in a simple and effective solution. BlackBerry Enterprise Server Express is available now as a free download (www.blackberry.com/go/express) to customers who purchase a new BlackBerry handset from Vodafone((3)).

About Vodafone

Vodafone Group Plc is a leading mobile communications company. Vodafone Group has ownership interests in 26 countries, and partner networks in a further 33 countries — leaving an unmatched network footprint. The company provides quality services to 3.51 million Australian customers and has more than 170.6 million proportionate customers worldwide.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

(1)Check with service provider for availability, roaming arrangements and service plans.

(2)     Vodafone 3G services are available with a 3G handset within 3G coverage areas in metropolitan Sydney, Melbourne, Canberra, Brisbane and the Gold Coast and are subject to network availability.

(3)     Please refer to www.blackberry.com/go/express for more details.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

August 3, 2006

FOR IMMEDIATE RELEASE

KPN and RIM Launch BlackBerry 7130g in the Netherlands

The Hague, Netherlands and Waterloo, Canada - KPN and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the immediate availability of the BlackBerry(R)7130g(TM)for corporate and individual customers in the Netherlands.

The elegantly designed, light handset provides all the power of BlackBerry, including support for push-based email, phone, text messaging, Web browser, organizer and other data applications. In addition, the BlackBerry 7130g features premium mobile phone features such as speakerphone, speed dial, call forwarding and Bluetooth® support for hands-free use with wireless headsets and car kits, as well as other accessories.

The handset includes 64MB of flash memory to support and store enterprise and consumer applications including productivity tools and games.

The typing experience on the BlackBerry 7130g  is exceptional thanks to RIM’s SureType™ keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional phone design.  SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably, and dramatically outshines the multi-tap text input approach used on the numerical keypads of traditional mobile phones.

“The BlackBerry 7130g gives users access to popular BlackBerry features in an innovatively designed handset, providing corporate and individual customers with an optimal mobile experience. We are really excited about offering the BlackBerry 7130g to our customers across the Netherlands,” said Albert Vergeer, Business Market Manager for KPN Mobile, The Netherlands.

“Following the extremely successful launch of the BlackBerry 8700g with KPN in March of this year, we are delighted to continue the momentum by introducing the BlackBerry 7130g,” said Charmaine Eggberry, Vice President and Managing Director, EMEA at RIM. “The BlackBerry 7130g is a compelling handset featuring a sleek design that is ideal for mobile professionals that require a range of mobile applications and prefer a traditional mobile phone form factor.”

The BlackBerry 7130g features a bright 240x260 LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver exceptionally vivid graphics. It also automatically adjusts both the screen and keyboard lighting to provide the best lighting for outdoor, indoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

About KPN

KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services – from voice, internet and data services to fully-managed outsourced ICT solutions – in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe

As of June 30, 2006, KPN served 6.4 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.2 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,536 individuals (26,033 FTEs). KPN was incorporated in 1989 and our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 3, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller